     Exhibit 99.2

JOINT NEWS RELEASE
Independent Bank Corp. Investor Contact: Robert D. Cozzone Chief Financial Officer (781) 982-6723	Peoples Federal Bancshares, Inc. Investor Contact: Maurice H. Sullivan, Jr. Chairman and Chief Executive Officer (617) 254-0707
Media Contact: Mark Gibson Chief Marketing Officer (781) 982-6754 mark.gibson@rocklandtrust.com

INDEPENDENT BANK CORP. AND PEOPLES FEDERAL BANCSHARES, INC.
SIGN DEFINITIVE MERGER AGREEMENT
FOR ACQUISITION OF PEOPLES FEDERAL BANCSHARES, INC.

DEAL EXPECTED TO BE ACCRETIVE TO BOTH EARNINGS AND TANGIBLE BOOK VALUE PER SHARE

Rockland, Massachusetts and Brighton, Massachusetts (August 5, 2014). Independent Bank Corp. (NASDAQ: INDB), parent of Rockland Trust Company, and Peoples Federal Bancshares, Inc. (NASDAQ: PEOP), parent of Peoples Federal Savings Bank, have signed a definitive agreement for Independent Bank Corp. to acquire Peoples Federal Bancshares, Inc. and Rockland Trust Company to acquire Peoples Federal Savings Bank.

“We are pleased to welcome Peoples Federal Savings customers and colleagues to Rockland Trust,” said Christopher Oddleifson, the Chief Executive Officer of Independent and Rockland Trust. “Peoples Federal Savings is a profitable, well-managed bank with strong credit quality. This acquisition will give Rockland Trust its first bank branches in the City of Boston and greatly complements recent expansion initiatives in and around the Boston market. The combining of our two institutions will help unite our steadily growing Eastern Massachusetts footprint, and further strengthen Rockland Trust's position in the attractive Greater Boston metropolitan area.”

Peoples Federal Savings has eight full-service bank branches, including four within the City of Boston in Brighton, Allston, West Roxbury, and Jamaica Plain. Peoples Federal Savings also has three Norfolk County branch locations in Brookline, Norwood, and Westwood, as well as a West Newton location in Middlesex County. Peoples Federal Savings currently has about $606 million in total assets, $435 million of deposits, and $497 million in loans.

“This transaction is good for our customers and is in the best interests of our shareholders,” said Maurice H. Sullivan, Jr., the Chairman and Chief Executive Officer of Peoples Federal Bancshares, Inc., “We are pleased to join Rockland Trust, a strong and growing bank. Our customers will benefit from the greater range of products and services that Rockland Trust offers and the convenience of Rockland Trust locations across Eastern Massachusetts.”

Thomas Leetch, President and Chief Operating Officer of Peoples Federal Bancshares, Inc. said, “Rockland Trust shares with Peoples Federal Savings a common mission of supporting and reinvesting in our communities. The combination of our two organizations will ensure a continued focus on preserving and enhancing the well-being of those communities.”
The agreement provides that 60% of outstanding Peoples Federal Bancshares, Inc. shares will be exchanged for Independent shares at a fixed exchange ratio of .5523 of an Independent share for each Peoples Federal Bancshares, Inc. share and the remaining 40% of outstanding Peoples Federal Bancshares, Inc. shares will be exchanged for $21.00 per share in cash. Based upon Independent's $36.17 per share closing price on August 4, 2014 the transaction is valued at approximately $130.6 million. The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes and to provide a tax-free exchange for Peoples Federal Bancshares, Inc. shareholders who receive Independent shares. Peoples Federal Bancshares, Inc. shareholders will be able to elect between receiving cash or Independent shares, subject to proration and allocation so that 60% of outstanding Peoples Federal Bancshares, Inc. shares are exchanged for Independent stock and 40% exchanged for cash. The agreement provides that, effective as of and contingent upon the merger, Independent and Rockland Trust will add to their board of directors one current member of the Peoples Federal Bancshares, Inc. board of directors.

Independent anticipates that the Peoples Federal Bancshares, Inc. acquisition will be approximately $0.02 accretive to 2015 earnings, exclusive of one-time charges, primarily driven by consolidation efficiencies and approximately $0.02 to $0.03 accretive annually thereafter. Independent believes that the transaction will generate an internal rate of return of about 16%, and anticipates modest tangible book accretion.

The transaction has been approved by the board of directors of each company and is subject to certain conditions, including the receipt of required regulatory approvals, approval by Peoples Federal Bancshares, Inc. shareholders, and other standard conditions. The parties anticipate that the transaction will close in the first quarter of 2015.

Independent was advised by Keefe, Bruyette & Woods, Inc. and used Day Pitney LLP and Choate Hall & Stewart LLP as its legal counsel. Peoples Federal Bancshares, Inc. was advised by Sandler O’Neill + Partners, L.P. and used Bingham McCutchen LLP as its legal counsel.

Mr. Oddleifson, President and Chief Executive Officer, and Robert D. Cozzone, Chief Financial Officer, of Independent, will host a conference call to discuss the transaction at 10:00 a.m. Eastern Time on Wednesday, August 6, 2014. Telephonic access will be available by dial-in at 888-336-7153 reference: INDB. A replay of the call will be available by calling 877-344-7529, Replay Conference Number: 10050919, which will be available through August 21, 2014 at 10:00 AM Eastern Time. Internet access to the call and an investor presentation regarding the transaction is available through the investor relations link at http://www.rocklandtrust.com.

About Independent Bank Corp.:

Independent Bank Corp. has approximately $6.3 billion in assets and is the holding company for Rockland Trust Company, a full-service commercial bank headquartered in Massachusetts. Rockland Trust offers a wide range of banking, investment, and insurance services to businesses and individuals through retail branches, commercial lending offices, investment management offices, and residential lending centers located in Eastern Massachusetts and Rhode Island and through telephone banking, mobile banking, and the Internet. To find out why Rockland Trust is the bank “Where Each Relationship Matters®”, please visit www.rocklandtrust.com Rockland Trust is an FDIC Member and an Equal Housing Lender.
About Peoples Federal Bancshares, Inc.:

Peoples Federal Bancshares, Inc. has $606 million in assets and is the holding company for Peoples Federal Savings Bank, a community-oriented federal savings bank operating eight full-service branch locations in the Greater Boston area. Peoples Federal Savings Bank offers a broad array of retail and commercial lending and deposit services.Peoples Federal Savings Bank operates eight full-service offices in the Massachusetts communities of

Brighton, Allston, West Roxbury and Jamaica Plain, in Suffolk County, Brookline, Norwood, and Westwood in Norfolk County and West Newton in Middlesex County.

Forward Looking Statements:

Certain statements contained in this filing that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of Independent and Peoples Federal Bancshares, Inc. with the Securities Exchange Commission, in press releases and in oral and written statements made by or with the approval of Independent and Peoples Federal Bancshares, Inc. that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger; (ii) statements of plans, objectives and management expectations; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ include, but are not limited to: (i) the risk that the businesses involved in the merger will not be integrated successfully or such integration may be more difficult, time-consuming, or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) deposit attrition, operating costs, customer loss, and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (vi)  local, regional, national and international economic conditions and the impact they may have on the parties to the merger and their customers; (vii) changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity; (viii) prepayment speeds, loan originations and credit losses; (ix) sources of liquidity; (x) shares of common stock outstanding and common stock price volatility; (xi) fair value of and number of stock-based compensation awards to be issued in future periods; (xii) legislation affecting the financial services industry as a whole, and/or the parties and their subsidiaries individually or collectively; (xiii) regulatory supervision and oversight, including required capital levels; (xiv) increasing price and product/service competition by competitors, including new entrants; (xv) rapid technological developments and changes; (xvi) the parties' ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (xvii) the mix of products/services; (xviii) containing costs and expenses; (xix) governmental and public policy changes; (xx) protection and validity of intellectual property rights; (xxi) reliance on large customers; (xxii) technological, implementation and cost/financial risks in large, multi-year contracts; (xxiii) the outcome of pending and future litigation and governmental proceedings; (xxiv) continued availability of financing; (xxv) financial resources in the amounts, at the times and on the terms required to support the parties' future businesses; and (xxvi) material differences in the actual financial results of merger and acquisition activities compared with expectations, including the full realization of anticipated cost savings and revenue enhancements. Additional factors that could cause Independent's and Peoples Federal Bancshares, Inc.’s results to differ materially from those described in the forward-looking statements can be found in Independent's and Peoples Federal Bancshares, Inc.’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to the parties or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. The parties undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it:

In connection with the Merger, Independent will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Peoples Federal Bancshares, Inc. and a Prospectus of Independent, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Independent and Peoples Federal Bancshares, Inc., at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents free of charge for Independent, at www.rocklandtrust.com under the tab “Investor Relations” and then under the heading “SEC Filings” and for Peoples Federal at http://investors.pfsb.com. Copies of the Proxy Statement/Prospectus and the SEC filings that will be incorporated by reference in the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Investor Relations, Independent Bank Corp., 288 Union Street, Rockland, Massachusetts 02370, (781) 982-6737 or to Investor Relations, Peoples Federal Bancshares, Inc., 435 Market Street, Brighton, Massachusetts 02135, (617) 254-0707.

Participants in the Solicitation:

Peoples Federal Bancshares, Inc., Independent, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Peoples Federal Bancshares, Inc.’s shareholders in connection with the proposed Merger. Information about Peoples Federal Bancshares, Inc.’s directors and executive officers is set forth in the proxy statement for its 2014 annual meeting of shareholders, as filed with the SEC on January 14, 2014. Information about Independent’s directors and executive officers is set forth in the proxy statement for its 2014 annual meeting of shareholders as filed with the SEC on March 25, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proxy solicitation may be obtained by reading the Proxy Statement/Prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.